Exhibit 99.2

JE Cleantech (JCSE) Announces Annual General Meeting Results

Singapore, November 19, 2025 - JE Cleantech Holdings Limited (Nasdaq: JCSE), (“the Company”) a Singapore-based cleantech company, today announced the results of the Company’s Annual General Meeting of Members (the “AGM”) held on November 18, 2025, at the Company’s offices located at 3 Woodlands Sector 1, Singapore 738361.

Appointment of Board of Directors

(1)	At the AGM, the members of the Company approved and ratified the appointment of: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Karmjit Singh, Independent Non-Executive Director, Tay Jingyan, Gerald, Independent Non-Executive Director, and Khoo Su Nee, Joanne, Independent Non-Executive Director to serve in their respective positions on the Board of Directors for the ensuing year.

Approval of the re-designation and re-classification of share capital; replacement of clause 8 of the Memorandum of Association and; adoption of the New Amended and Restated Memorandum and Articles of Association.

(2)	At the AGM, the Company’s members approved a special resolution to approve: (A) the re-designation and reclassification of share capital; (B) the replacement of clause 8 of the Memorandum of Association; and the (C) adoption of the New Amended and Restated Memorandum and Articles of Association such that:

●	The currently issued 5,306,666 shares of nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 1,806,666 Class A ordinary shares of par value US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 3,500,000 Class B ordinary shares of par value US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”) as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
JE Cleantech Global Limited* Hong Bee Yin	3,200,000 300,000	3,200,000 Class B Ordinary Shares 300,000 Class B Ordinary Shares
All other shareholders	1,806,666	1,806,666 Class A Ordinary Shares
Total	5,306,666	3,500,000 Class B Ordinary Shares 1,806,666 Class A Ordinary Shares

*	JE Cleantech Global Limited is 100% directly owned by Ms. Hong Bee Yin, the Company’s Chief Executive Officer and an Executive Director.

●	Clause 8 of the Memorandum of Association shall be replaced.
●	A new Memorandum and Articles of Association of the Company has been adopted to reflect the adoption of the dual-class share structure, and the provision of the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Ratification of Appointment of WWC, P.C.

(3)	At the AGM, the Company’s members also approved an ordinary resolution to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the Company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications, primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high-pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” or similar expressions. Forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. Forward-looking statements speak only as of the date they are made, and JCSE is not under any obligation and expressly disclaims any obligation to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Readers should carefully review the statements set forth in the reports which JCSE has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”). The documents filed by JCSE with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468